As filed with the Securities and Exchange Commission on May 3, 2011
File Nos. 333-104218; 811-21328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

SMA RELATIONSHIP TRUST
(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company ("Registrant") hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, with respect to the following series of the Registrant: Series G and Series S. It is understood that this election is irrevocable to these series of the Registrant (but is inapplicable to any other series of the Registrant that had not previously made an election, unless a future election is made for such other series of the Registrant) while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 3rd day of May 2011.

Signature: SMA RELATIONSHIP TRUST,
on behalf of Series G and Series S

By: /s/ Joseph J. Allessie
  Name: Joseph J. Allessie
  Title: Vice President and Assistant Secretary

Attest: /s/ Eric Sanders
Name: Eric Sanders
Title: Vice President and Assistant Secretary